January 8, 2015

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Digital TV Holding Co., Ltd.
Form 6-K furnished November 10, 2014
File No. 001-33692

Dear Mr. Krikorian:

This is in response to the comment letter, dated December 10, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to the proxy statement (the “Proxy Statement”) furnished on Form 6-K of China Digital TV Holding Co., Ltd. (the “Company”), which was filed with the SEC on November 10, 2014.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Proxy Statement. The Company is submitting a copy of this letter as “correspondence” via EDGAR.

Form 6-K furnished November 10, 2014

Exhibit 99-2, Proxy Statement

1.	We note your disclosure on page 3 that in the event that net profit of Super TV in each of the fiscal years during the Covered Period is less than the profit target, Golden Benefit will be obligated to compensate Tongda Venture for the deficiency by transferring its shares in Tongda Venture back to Tongda Venture and/or cash, based on a pre-determined formula. Tell us how you considered this contingency in the calculation of the net gain that you expect to record upon sale of Super TV, as reflected in note (8) on page 66. Tell us the authoritative accounting literature upon which you relied in the determination of this gain.

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The Company respectfully advises the Staff that a contingent liability arrangement exists under the terms of the Profit Compensation Agreement, which states that Golden Benefit will be obligated to compensate Tongda Venture in the event that net profit of Super TV in any fiscal year during the Covered Period is less than the profit target for the respective year.

In addition, the Company respectfully advises the Staff that the Company will account for the contingent consideration arrangement by assessing the fair value of the consideration. This accounting treatment has been selected in accordance with the following accounting literature.

ASC 810-10-40-5 states

"If a parent deconsolidates a subsidiary or derecognizes a group of assets through a nonreciprocal transfer to owners, such as a spinoff, the accounting guidance in Subtopic 845-10 applies. Otherwise, a parent shall account for the deconsolidation of a subsidiary or derecognition of a group of assets specified in paragraph 810-10-40-3A by recognizing a gain or loss in net income attributable to the parent, measured as the difference between:

a. The aggregate of all of the following:

1. The fair value of any consideration received

2. The fair value of any retained noncontrolling investment in the former subsidiary or group of assets at the date the subsidiary is deconsolidated or the group of assets is derecognized

3. The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated.

b. The carrying amount of the former subsidiary’s assets and liabilities or the carrying amount of the group of assets."

The Company has also considered the Emerging Issues Task Force (the “EITF”) Issue No. 09-4, “Seller Accounting for Contingent Consideration.”

At its meeting on September 9 and 10, 2009, the EITF considered the two approaches discussed below for a seller’s accounting for a contingent consideration arrangement upon deconsolidation of a subsidiary or derecognition of a group of assets that meets the definition of a business; however, the EITF did not reach a consensus on this issue. Accordingly, in the absence of future standard setting, we have concluded that there may be diversity in practice regarding a seller’s accounting for a contingent consideration arrangement in accordance with the EITF meeting minutes.

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Approach 1

The seller includes the initial fair value of any contingent consideration arrangement as part of the overall gain or loss on deconsolidation of a subsidiary. Supporters of this approach point to ASC 810-10-40-5, which states that the seller (parent) should include the “fair value of any consideration received” when calculating the gain or loss on deconsolidation of a subsidiary. Accordingly, the “consideration received” should include the fair value of any contingent consideration arrangements between the seller and buyer. Under this approach, the seller would recognize a contingent consideration receivable for the future amounts due from the buyer.

If the seller adopts this approach to initially account for a contingent consideration agreement, it should elect an accounting policy to (1) subsequently remeasure the contingent consideration at fair value as of the end of each reporting period or (2) subsequently apply the gain contingency guidance in ASC 450-30.

Approach 2

The seller accounts for the contingent consideration arrangement as a gain (or loss) contingency in accordance with ASC 450. This approach is consistent with the accounting that entities applied to such transactions before the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” Under this approach, the seller typically recognizes the contingent consideration receivable in earnings after the contingency is resolved. Accordingly, to determine the initial gain or loss on deconsolidation of a subsidiary, the seller would not include an amount related to the contingent consideration arrangement as part of the consideration received unless the criteria in ASC 450 are met. Supporters of this approach believe that the FASB did not intend to change practice when it issued Statement No. 160.

If the seller selects this approach to initially account for a contingent consideration agreement, it should continue to apply this approach in subsequent periods until the contingency is resolved.

The Company has determined to adopt Approach 1 noted above as its accounting policy for the initial and subsequent measurement of contingent consideration upon deconsolidation of a subsidiary or derecognition of a group of assets that meets the definition of a business. As disclosed on page 20 of the Proxy Statement, if Super TV fails to meet the profit targets during the Covered Period or there is any impairment loss at the end of the Covered Period, the worst-case scenario under the Profit Compensation Agreement would result in Golden Benefit being obligated to return the entire amount of the Consideration to Tongda Venture. The Company has not performed a formal valuation on the contingency for the preparation of the unaudited pro forma condensed consolidated financial information. The Company has attributed 100% of the consideration as the fair value of such gain contingency for the purposes of the pro-forma financial statements as we consider it probable that all profit targets will be met in each of the Covered Periods. Further, the Company has disclosed the risks in relation to the obligation to compensate Tongda Venture if Super TV does not perform as projected in the “Risk Factors” section of the Proxy Statement beginning from page 20.

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After the completion of the sale of Super TV, we will perform a fair value analysis and adjust the consideration received and related gain accordingly.

As disclosed on page 59 of the Proxy Statement, the unaudited pro forma condensed consolidated financial information is not intended to be indicative of actual results of operations or financial position that would have been achieved had the transaction been consummated as of the beginning of each period indicated above, nor does it purport to indicate results which may be attained in the future. Actual amounts could differ materially from those estimates, including the estimates of the contingency. After the completion of the sale of Super TV, we will re-measure the contingent consideration at fair value for all subsequent reporting periods in accordance with ASC 825-10. We will further establish such as our ongoing accounting treatment should other disposal of business with contingent consideration take place in the future.

2.	We note your disclosure on page 22 that Golden Benefit is expected to hold approximately 17.24% of the share capital of Tongda Venture, and that you will account for this investment using the equity method. Tell us the factors you considered in making this determination and how you considered the provisions of ASC 323-10-15.

Although the Company will hold approximately 17.24% of the share capital of Tongda Venture, based on ASC 323-10-15, we consider equity method accounting to be appropriate. As disclosed in the Proxy Statement, Golden Benefit is entitled to recommend for appointment two out of the nine members to the board of directors of Tongda Venture. These directors will be appointed as members of the Venture and Strategy Committee of Tongda Venture's board of directors. In addition, Golden Benefit is entitled to recommend for appointment up to two senior management members of Tongda Venture to oversee the business related to Super TV. Moreover, only Cinda Investment will hold a greater percentage (26.53%) of the share capital of Tongda Venture, and to our knowledge, all other shareholders are mutually independent. Based on these facts, the Company has determined that it will have significant influence over Tongda Venture and therefore equity method accounting is consistent with the relevant guidance.

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Thank you again for your time and kind attention to this matter. Please feel free to contact Mr. Liu Fang of Clifford Chance (tel: +852-2825-8919; fax: +852-2825-8800; email: fang.liu@cliffordchance.com), or the undersigned (tel: +8610-6297-1199 x 6127; e-mail: yueqian@novel-supertv.com), with any questions you may have.

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Very truly yours,

/s/ Qian Yue
Qian Yue
Acting Chief Financial Officer

cc:	Ms. Laura Veator

(Securities and Exchange Commission)

Liu Fang, Esq.

(Clifford Chance)

Ms. Elsie Zhou

(Deloitte Touche Tohmatsu Certified Public Accountants LLP)

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